ISSUER FREE WRITING PROSPECTUS
Dated March 16, 2012
Filed Pursuant to Rule 433
Registration No. 333-179533

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on February 15, 2012. The registration statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the registration statement becoming effective and the filing of the final prospectus with the SEC. You should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated February 15, 2012, is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1410997/000114420412009282/v302712_s11.htm

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (215) 887-2189.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was published by the Philadelphia Inquirer on March 15, 2012 and references the offering of securities of the Company. The article reported on certain statements made by Nicholas S. Schorsch, the Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company or prior to publication. The Philadelphia Inquirer, the publisher of the article, routinely publishes articles on business news. The Philadelphia Inquirer is not affiliated with the Company, and no payment was made nor was any consideration given to the Philadelphia Inquirer by or on behalf of the Company or in connection with the publishing of the Philadelphia Inquirer article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the articles that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

Jenkintown-based AR Capital upbeat on commercial real estate

Joseph N. DiStefano

A PNC Bank in Swarthmore, a Pep Boys in North Wales, a Wawa in Allentown, a Wal-Mart near Pittsburgh - nearly 500 stand-alone properties in 43 states are part of Jenkintown-based American Realty Capital Trust Inc., worth $1.8 billion since it started trading on Nasdaq earlier this month.

American Realty boss Nicholas S. Schorsch calls the sale a sign that commercial real estate is again attractive to investors - at least for national landlords with solvent corporate tenants. The company leases to FedEx and the U.S. General Services Administration, Walgreens and CVS drugstores, and the Dollar General, Payless and PetSmart retail chains, among others.

As a listed stock, "it's now an equity investment, not an 'alternative' investment, and we can borrow cheaper," Schorsch told me.

Schorsch and partner William Kahane started the business that spawned American Realty in 2007, after they had to leave the former American Financial Realty Trust in a disagreement with partner Lewis Rainieri, the Wall Street genius credited, and blamed, for accelerating the real estate boom and bust of the last 20 years by "securitizing" home loans into mortgage-backed securities. Those loan-backed bonds drew trillions into U.S. real estate investment, but jammed the financial markets when they proved extra vulnerable to falling values.

American Realty employs around 70 at its offices in Jenkintown and Dresher, though Schorsch, a native of Meadowbrook and a Drexel graduate, spends most of his time at the New York executive offices of its parent firm, AR Capital L.L.C.

American Realty pays a yearly dividend of 70 cents a share or around 6.5%, which some investors found comfortable, vs. the late volatile stock market and record-low interest yields. Now the shares are easier to unload: Shares began trading on Nasdaq on March 1 around $10.50 a share and have mostly stayed close to that.

Last summer, AR Capital listed another, smaller portfolio, American Realty Capital Properties. That stock is currently worth around $84 million, or $11.40 a share, also close to its offering price. Institutional investors in that company include BlackRock Fund Advisors and Fidelity Management, among others. Former Gov. Ed Rendell is a director; so is Dr. Walter P. Lomax, who formerly operated the AmeriChoice HMO and prison and welfare medical service contractors.

Schorsch wants to do this again. "We have 8 other non-traded real estate investment trusts in our platform raising capital right now," specializing in medical, industrial and other property sectors, Schorsch said. "We look at three options: sell the company, sell the assets, or list the company as a public offering. It's a good time for real estate. People are looking for durable investments."

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